     Third Quarter Report
Period Ended November 30, 2015

Note: The financial statements accompanying this report have not been audited or reviewed by the Company's auditors.

LEADING BRANDS, INC.
THIRD QUARTER ENDED November 30, 2015
(Expressed in Canadian dollars)

To our Shareholders:

Sales of HappyWater® increased almost 200% in Q3 this year, versus Q3 last year. In Q4 the company commenced distribution of Happy Water® in the United States and that revenue is not reflected in those statistics.

Reported Q3 2015 net loss was $(385,000) or $(0.13) per share ($(0.13) fully diluted) versus net loss of $(78,000) or $(0.03) per share in the same quarter of fiscal 2015. Year-to-date (“YTD”) net loss was $(809,000) or $(0.28) per share ($(0.28) fully diluted) versus net income of $515,000 or $0.18 per share in the first nine months of last year.

This change is directly attributable to a combination of:

1.	A reduction in co-pack fees under the company’s new contract with its principal customer;
2.	Reduced volume from the company’s principal co-pack customer;
3.	Substantial incremental costs associated with the company’s 2015 AGM; and
4.	Amortization of a major new listing fee for the company’s branded beverage products.

Effective Q4 2015 the Company has implemented cost saving measures (that took three quarters to fully effect) to offset much of the reduction in co-pack fees.

Non-GAAP Net Income (Loss) before SBC is determined as follows:

	Q3 2015	Q3 2014	YTD 2015	YTD 2014
Net Income (Loss)	$(385,000)	$(78,000)	$(809,000)	$515,000
Add Back SBC	-	2,000	84,000	16,000
Net income (loss) before SBC	$(385,000)	$(76,000)	$(725,000)	$531,000

Non-GAAP Net Income (Loss) per share before SBC is determined as follows:

	Q3 2015	Q3 2014	YTD 2015	YTD 2014
Net Income (Loss)	$(0.13)	$(0.03)	$(0.28)	$0.18
Add Back SBC	-	-	0.03	0.01
Net income (loss) before SBC - Basic	$(0.13)	$(0.03)	$(0.25)	$0.19

Pro-forma results for EBITDAS, as defined below, are determined as follows:

	Q3 2015	Q3 2014	YTD 2015	YTD 2014
Net Income (Loss)	$(385,000)	$(78,000)	$(809,000)	$515,000
Add Back:
Interest, net	(1,000)	(4,000)	(4,000)	(12,000)
Depreciation and amortization	177,000	184,000	520,000	539,000
Non-cash stock based compensation	-	2,000	84,000	16,000
Non-cash income tax expense	(195,000)	(39,000)	(260,000)	176,000
Total Add Backs	(19,000)	143,000	340,000	719,000
EBITDAS	$(404,000)	$65,000	$(469,000)	$1,234,000

EBITDAS per share reconciles to earnings per share as follows:

	Q3 2015	Q3 2014	YTD 2015	YTD 2014
Net Income (Loss)	$(0.13)	$(0.03)	$(0.28)	$0.18
Add Back:
Interest, net	-	-	-	-
Depreciation and amortization	0.06	0.06	0.18	0.18
Non-cash stock based compensation	-	-	0.03	0.01
Non-cash income tax expense	(0.07)	(0.01)	(0.09)	0.06
Total Add Backs	(0.01)	0.05	0.12	0.25
EBITDAS	$(0.14)	$0.02	$(0.16)	$0.43

Gross profit margin for the quarter was 18.4%, down from 39.1% in the same quarter last year, due to across the board reduction in per case co-pack fees, reduction of co-pack volume and new listing fees and promotions for the company’s branded products. Gross revenue for Q3 2015 was $2,371,000, versus $2,963,000 in the comparative period of last year. A decrease in revenue for co-packing services was the primary contributor to both the drop in revenue and gross profit margin in the quarter.

Discounts, rebates and slotting fees were $149,000 in Q3 2015, an increase of $36,000 compared to the same period of the prior year as a result of new listing fees for Happy Water® and offset by lower discounts on co-packing service. Selling, General and Administrative Expenses (“SG&A”) were $910,000 in Q3 of fiscal 2015, versus $1,117,000 in Q3 of the previous year.

As at November 30, 2015 the Company had cash on hand of approximately $706,000 and the Company had outstanding 2,871,134 common shares.

Thank you for your continued support.

Ralph McRae

Ralph D. McRae
Chairman & CEO

Safe Harbor for Forward-Looking Statements

This report includes “forward-looking information” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements which are not historical facts, are forward-looking statements. The Company, through its management, makes forward-looking public statements concerning its expected future operations, performance and other developments. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “predict” and similar expressions are also intended to identify forward-looking statements. Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized. Forward-looking statements relate to, among other things:

•	business objectives, goals and strategic plans;
•	operating strategies;
•	expected future revenues, earnings and margins;
•	anticipated operating, selling and general and administrative costs;
•	availability of raw materials, including water, sugar, cardboard and closures and flavoring;
•	effects of seasonality on demand for our products;
•	anticipated exchange rates, fluctuations in exchange rates and effects of exchange rates on our cost of goods sold;
•	anticipated contribution to earnings in 2015 from investment in new product development;
•	our expectation that we will have adequate cash from operations and credit facility borrowings to meet all future debt service, capital expenditure and working capital requirements in fiscal year 2015;
•	anticipated capital expenditures; and
•	anticipated increased sales volumes with certain product lines;

Such forward-looking statements are necessarily estimates reflecting the Company's best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. It is impossible to identify all such factors. Factors which could cause actual results to differ materially from those estimated by the Company include, but are not limited to, those listed under Risk Factors, as well as other possible risk factors such as general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other factors which may be identified from time to time in the Company's public announcements. For all such forward-looking statements, we claim the safe harbor for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

All forward-looking statements speak only as of the date made. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. Except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances.

Management’s Discussion & Analysis
For the three and nine months ended November 30, 2015

January 13, 2016

The following information should be read in conjunction with Leading Brands, Inc.’s (“the Company”) February 28, 2015 audited consolidated financial statements. These statements, along with the Company’s annual report on Form 20-F, are available on SEDAR at www.sedar.com.

The financial statements have been prepared in accordance with United States generally accepted accounting principles (“US GAAP”).

The Company maintains its financial records in Canadian dollars. In this report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars.

Overview

Leading Brands, Inc. (the “Company”) and its subsidiaries are involved in the development, production, marketing, and distribution of the Company’s branded beverage products. The Company also bottles beverages for third parties under contract.

The Company sells branded beverage products through its Integrated Distribution System (IDS) of distributors, wholesalers, and retail chains. Its principal product lines include juices and other premium beverages. The Company’s bottling plant provides bottling services for the Company’s own products and for an external customer. The Company also uses the services of third party bottlers as required to meet its objectives.

Non-GAAP Measures

In addition to GAAP measures, the Company uses the non-GAAP measures “Earnings Before Interest, Taxes, Depreciation, Amortization, and Stock Based Compensation” (“EBITDAS”), “Net Income Before Stock Based Compensation”, “Margin”, “Margin Percentage”, and “Total Net Working Capital” to make strategic decisions and provide investors with a basis to evaluate operating performance. Non-GAAP measures do not have a standardized meaning prescribed by GAAP and may not be comparable to similar measures used by other companies. Included in this report is a table reconciling GAAP Net Income to Net Income Before Stock Based Compensation. In addition, included in other information in this report are tables calculating EBITDAS, Margin, Margin Percentage, and Total Net Working Capital.

Overall Performance

For the quarter ended November 30, 2015, the Company reported gross sales of $2.4 million and net loss of $385,054 as compared to gross sales of $3.0 million and net loss of $77,812 in the corresponding quarter of the prior year.

For the quarter ended November 30, 2015, the Company’s margin percentage decreased to 18.4% from 39.1% for the same period in 2014. The major factors contributing to this decrease in margin percentage are lower per case co-pack fee, reduction of co-pack volume and new listing fees and discounts for the company’s branded beverage products.

Results of Operations

Revenue

	Quarter ended	Quarter ended
	November 30, 2015	November 30, 2014	Change
Gross Revenue	$2,371,358	$2,962,724	$(591,366)
Discounts, Allowances and Rebates	(149,394)	(113,438)	(35,956)
Net Revenue	$2,221,964	$2,849,286	$(627,322)

Gross revenue for the quarter ended November 30, 2015 was $2,371,358 compared to $2,962,724 for the same period of the previous year, representing a decrease of $591,366 or 20.0% due to a reduction in per case co-pack fee and reduction of co-pack volume which was partially offset by increases in the company’s branded beverage sales, particularly HappyWater®.

Discounts, rebates and slotting fees for the quarter ended November 30, 2015 increased by $35,956 compared to the same period of the prior year as a result of significant new listing fees and promotions for the company’s branded beverage products, offset by lower discounts on co-packing service.

	Nine months ended	Nine months ended
	November 30, 2015	November 30, 2014	Change
Gross Revenue	$9,442,367	$11,057,233	$(1,614,866)
Discounts, Allowances and Rebates	(348,198)	(380,229)	32,031
Net Revenue	$9,094,169	$10,677,004	$(1,582,835)

Gross revenue for the nine months ended November 30, 2015 was $9,442,367 compared to $11,057,233 for the same period of the previous year, representing a decrease of $1,614,866 or 14.6% . This decrease was a result of a reduction of per case co-pack fee and reduction of co-pack volume which was partially offset by increases in the company’s branded beverage sales, particularly HappyWater®.

Discounts, rebates and slotting fees for the nine months ended November 30, 2015 decreased by $32,031 compared to the same period of the prior year as a result of lower discounts on co-packing revenue, offset by significant new listing fees and promotions for the company’s branded beverage products.

Cost of Sales

	Quarter ended	Quarter ended
	November 30, 2015	November 30, 2014	Change
Cost of Sales	$1,814,056	$1,734,210	$79,846

Cost of sales for the quarter ended November 30, 2015 were $1,814,056 compared to $1,734,210 for the same period of the previous year, representing an increase of $79,846 or 4.6% .

	Nine months ended	Nine months ended
	November 30, 2015	November 30, 2014	Change
Cost of Sales	$6,279,967	$6,066,457	$213,510

Cost of sales for the nine months ended November 30, 2015 were $6,279,967 compared to $6,066,457 for the same period of the previous year, representing an increase of $213,510 or 3.5% .

Margin

	Quarter ended	Quarter ended
	November 30, 2015	November 30, 2014	Change
Margin	$407,908	$1,115,076	$(707,168)
Margin percentage	18.4%	39.1%	(20.7%	)

Margin for the quarter ended November 30, 2015 was $407,908 compared to $1,115,076 for the same quarter of the previous year. The margin percentage of 18.4% for the quarter ended November 30, 2015 represents a decrease of 20.7% from the prior comparative year.

	Nine months ended	Nine months ended
	November 30, 2015	November 30, 2014	Change
Margin	$2,814,202	$4,610,547	$(1,796,345)
Margin percentage	30.9%	43.2%	(12.3%	)

Margin for the nine months ended November 30, 2015 was $2,814,202 compared to $4,610,547 for the same period of the previous year, representing a decrease of $1,796,345 or 12.3%, due to lower per case co-pack fee and reduction of co-pack volume and significant new listing fees and promotions for the company’s branded beverage products.

Selling, General and Administration Expenses

Selling, general and administration expenses in the quarter ended November 30, 2015 decreased by $206,172 or 18.5% from $1,116,599 in the same quarter of the prior year to $910,427. This decrease was a result of lower administrative and sales expenses.

Summary of Quarterly Results

	November 30 (Q3)		August 31 (Q2)		May 31 (Q1)		February 28 (Q4)

	2015	2014	2015	2014	2015	2014	2015	2014
Net sales /
operating	$2,221,964	$2,849,286	$3,776,475	$4,052,618	$3,095,730	$3,775,100	$2,695,960	$3,129,667
revenue

Net income	$ (385,054)	$ (77,812)	$ (12,786)	$ 413,977	$(410,771)	$ 178,687	$(179,270)	$ (55,188)
(loss)

Net income
(loss) per	$ (0.13)	$ (0.03)	$ (0.00)	$ 0.14	$ (0.15)	$ 0.06	$ (0.06)	$ (0.02)
share

Net income
(loss) per
share,	$ (0.13)	$ (0.03)	$ (0.00)	$ 0.13	$ (0.15)	$ 0.06	$ (0.06)	$ (0.02)
diluted

The Company’s financial performance in its first two fiscal quarters is generally stronger than the last two fiscal quarters due to the seasonal nature of the beverage business.

The Company recognizes stock based compensation expense as a selling, general and administration expense. This non-cash charge relates to options granted to officers, directors and consultants of the Company.

Net Income (Loss) before Stock Based Compensation Expense is as follows:

	November 30 (Q3)		August 31 (Q2)		May 31 (Q1)		February 28 (Q4)

	2015	2014	2015	2014	2015	2014	2015	2014

Net income	$ (385,054)	$ (77,812)	$ (12,786)	$ 413,977	$ (410,771)	$ 178,687	$ (179,270)	$ (55,188)
(loss)

Stock based	-	2,125	83,880	6,155	-	7,955	32,571	(27,956)
compensation

Net income
(loss) before
stock based	$ (385,054)	$ (75,687)	$ 71,094	$ 420,132	$ (410,771)	$ 186,642	$ (146,699)	$ (83,144)
compensation

Other Information

EBITDAS	Quarter ended	Quarter ended	Nine months ended	Nine months ended
	November 30, 2015	November 30, 2014	November 30, 2015	November 30, 2014
Net income (loss)	$(385,054)	$(77,812)	$(808,611)	$514,852
Interest, net	(663)	(4,324)	(4,262)	(11,515)
Depreciation and amortization	177,194	183,877	519,693	538,761
Stock based compensation expense	-	2,125	83,880	16,235
Income taxes	(194,681)	(39,173)	(259,620)	176,457
EBITDAS	$(403,204)	$64,693	$(468,920)	$1,234,790

Margin	Quarter ended	Quarter ended	Nine months ended	Nine months ended
	November 30, 2015	November 30, 2014	November 30, 2015	November 30, 2014
Net revenue	$2,221,964	$2,849,286	$9,094,169	$10,677,004
Less: cost of sales	(1,814,056)	(1,734,210)	(6,279,967)	(6,066,457)
Margin	$407,908	$1,115,076	$2,814,202	$4,610,547
Margin % of Net Revenue	18.4%	39.1%	30.9%	43.2%

Related Party Transactions

		Quarter ended	Quarter ended	Nine months ended	Nine months ended
		November 30, 2015	November 30, 2014	November 30, 2015	November 30, 2014
i)	Incurred consulting fees with a company related by a director in common, Ralph McRae	$-	$21,000	$21,000	$63,000
ii)	Incurred management service fees with a company related by a director in common, Ralph McRae	-	132,000	132,000	396,000
iii)	Incurred marketing consulting services with a company related by a director in common, Ralph McRae	1,463	84,000	4,044	124,000
iv)	Incurred management service fees with a company related by an officer in common, Dave Read	37,500	37,500	112,500	112,500
v)	Incurred bottling services from a company related by a director in common, Ralph McRae	47,406	13,641	171,078	170,494
vi)	Purchased supplies from a company related by an officer in common, Dave Read	-	1,716	1,273	15,026

Cash flows

Cash provided by (used in):	Quarter ended	Quarter ended	Change
	November 30, 2015	November 30, 2014
Operating activities	$(366,696)	$(12,000)	$(354,696)
Investing activities	$(139,444)	$(142,595)	$3,151
Financing activities	$(1,872)	$-	$(1,872)

During the quarter, cash generated from operating activities decreased by $354,696 compared to the same period of the prior year. The decrease is the result of lower net income.

Cash utilized by investing activities is a result of the Company spending $69,380 on leasehold improvements for a new warehouse facility, $53,484 on intangible assets and $11,652 on bottling equipment in the quarter ended November 30, 2015.

Cash utilized by financing activities is a result of the Company’s repurchase of 480 shares at a cost of $1,872.

Cash provided by (used in):	Nine months ended	Nine months ended	Change
	November 30, 2015	November 30, 2014
Operating activities	$(487,487)	$(149,604)	$(337,883)
Investing activities	$(366,555)	$(443,399)	$76,844
Financing activities	$(142,413)	$(48,241)	$(94,172)

For the nine months ended November 30, 2015, cash generated from operating activities decreased by $337,883 compared to the same period of the prior year.

Cash utilized by investing activities decreased by $76,844 compared to the same period of the prior year.

Cash utilized for financing activities was $142,413, representing a $94,172 increase compared to the same period of the prior year. The increase in cash utilized by financing activities is a result of the Company’s repurchase of 29,408 shares during the period at a cost of $142,413.

Liquidity and Capital Resources

Net working capital has decreased by 50% since the prior year ended February 28, 2015. As at November 30, 2015, the Company has net working capital of $1,024,689 ($2,050,974 at February 28, 2015). In addition, at November 30, 2015 the Company had $249,000 ($613,400 at February 28, 2015) available under its revolving line of credit (limit of $3,500,000 subject to the availability of eligible collateral). At November 30, 2015 this credit facility was not utilized.

Total Net Working Capital	November 30, 2015	February 28, 2015
Total Current Assets	$2,309,286	$3,612,263
Less: Total Current Liabilities	(1,284,597)	(1,561,289)
Total Net Working Capital	$1,024,689	$2,050,974

Considering the positive net working capital position, including the cash on hand at November 30, 2015, and available debt, the Company believes that it has sufficient working capital.

Contractual Obligations

The following table presents our contractual obligations as of November 30, 2015:

Payments due by period
Contractual obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Operating lease obligations	$ 2,770,411	$ 504,735	$ 1,035,762	$ 947,467	$ 282,447
Purchase obligations	247,624	161,489	51,774	34,361	-
Total	$ 3,018,035	$ 666,224	$ 1,087,536	$ 981,828	$ 282,447

Risks and Uncertainties

The types of risks and uncertainties that may affect the Company have not changed since February 28, 2015 and are included in the February 28, 2015 annual Management’s Discussion and Analysis.

Credit Risk

The Company’s credit risk is primarily attributable to its accounts receivable. The credit risk related to accounts receivable arises from customers’ potential inability to meet their obligations as agreed. The accounts receivable are presented on the balance sheet net of a provision for bad debts, which is estimated by the Company’s management based on past experience and its assessment of current economic conditions.

As at November 30, 2015 the Company is exposed to credit risk through the following assets:

	November 30 2015	February 28, 2015
Trade receivables	$355,579	$300,688
Other receivables	34,054	38,773
Allowance for doubtful accounts	(122,461)	(36,329)
	$267,172	$303,132

Any credit risk exposure on cash balances is considered insignificant as the Company holds cash and cash equivalents only in major financial institutions in Canada. On the basis that these financial institutions are believed by Management to be financially sound, relatively minimal credit risk is deemed to exist.

The Company’s customers consist mainly of beverage distributors and wholesale and retail grocery suppliers and distributors principally located in North America. During the quarter ended November 30, 2015, the Company’s ten largest customers comprised approximately 97% of sales compared with 95% in the last fiscal year ended February 28, 2015. One customer comprised 79% of sales compared with 90% in the last fiscal year. In addition, to cover credit risk, the Company performs ongoing credit evaluations of its customers’ financial condition and applies rigorous procedures to assess the credit worthiness of new clients. It sets a specific credit limit per client and regularly reviews this limit.

As at November 30, 2015, 100% of the trade receivables are classified as current, or have been provided for.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined in Note 10 of the interim financial statements. The Company maintains detailed forecasts as well as long-term operating and strategic plans. Managing liquidity requires monitoring of projected cash inflows and outflows using forecasts of the Company’s financial position to ensure adequate and efficient use of cash resources. The appropriate liquidity level is established based on historical volatility and seasonal requirements, as well as planned investments and debt maturity requirements.

Market Risk

Currency risk

The Company concludes sales in U.S. dollars to customers in the U.S. The Company also purchases raw materials as well as equipment in U.S. dollars. Consequently, it is exposed to the risk of exchange rate fluctuations with respect to the receivable and payable balances denominated in U.S. Dollars. The Company has not hedged its exposure to currency fluctuations. A 5% U.S. dollar rise per Canadian dollar would have an unfavourable impact of approximately $7,800 on net earnings for the quarter ended November 30, 2015. A 5% U.S./Canadian dollar decrease would have a positive impact of similar magnitude.

Interest rate risk

As at November 30, 2015, the Company held no debt with variable interest rates.

Fair Value of Financial Instruments

The Company’s financial instruments measured at fair value on the balance sheet are limited to cash and cash equivalents which are classified as level 1 and a non-employee stock option embedded derivative liability which is classified as level 3. See Note 7 for results of fair valuation of the derivative liability in the period.

Disclosure of Outstanding Share Data

At January 13, 2016, the Company had 2,871,134 issued and outstanding common shares, 881,767 issued and outstanding stock options, all of which were vested.

Disclosure of Controls and Procedures and Internal Control over Financial Reporting

The Chief Executive Officer and the Principal Financial Officer, together with other members of management, have designed the Company’s disclosure controls and procedures in order to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries would have been known to them, and by others, within those entities.

Management has also designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with U.S. GAAP. There have been no changes in the Company’s internal controls over financial reporting during the period, which would materially affect, or are likely to materially affect, the Company’s internal controls.

While the officers of the Company have designed the Company’s disclosure controls and procedures and internal controls over financial reporting, they expect that these controls and procedures may not prevent all errors and fraud. A control system, no matter how well conceived or operated, can only provide reasonable, not absolute assurance that the objectives of the control system are met.

LEADING BRANDS, INC.
CONDENSED CONSOLIDATED INTERIM BALANCE SHEETS
(UNAUDITED)
(EXPRESSED IN CANADIAN DOLLARS)

	November 30, 2015	February 28, 2015
ASSETS
Cash	$706,467	$1,702,922
Accounts receivable	267,172	303,132
Inventory (Note 2)	1,049,308	1,316,626
Prepaid expenses and deposits (Note 4)	286,339	289,583
	2,309,286	3,612,263

Property, plant and equipment (Note 3)	8,745,566	9,099,246
Intangible assets (Note 5)	198,785	-
Deferred tax assets	2,303,223	2,043,603
Total Assets	$13,556,860	$14,755,112

LIABILITIES
Accounts payable and accrued liabilities	$1,284,597	$1,561,289
	1,284,597	1,561,289

Derivative liability - non-employee stock options (Note 7)	65,921	120,337
	1,350,518	1,681,626

SHAREHOLDERS' EQUITY
Share capital (Note 8)
Common shares	32,072,928	32,401,440
Treasury stock	-	-
Additional paid-in capital	18,861,370	18,591,391
Accumulated other comprehensive income - currency translation adjustment	577,916	577,916
Accumulated deficit	(39,305,872)	(38,497,261)
	12,206,342	13,073,486
Total Liabilities and Shareholders' Equity	$13,556,860	$14,755,112

The accompanying notes are an integral part of these condensed consolidated interim financial statements.
These condensed consolidated interim financial statements have not been audited or reviewed by the Company's auditors.

LEADING BRANDS, INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME (LOSS)
(UNAUDITED)
(EXPRESSED IN CANADIAN DOLLARS)

	Three months ended		Nine months ended
	November 30, 2015	November 30, 2014	November 30, 2015	November 30, 2014

Gross Revenue	$2,371,358	$2,962,724	$9,442,367	$11,057,233
Less: Discount, rebates and slotting fees	(149,394)	(113,438)	(348,198)	(380,229)
Net Revenue	2,221,964	2,849,286	9,094,169	10,677,004

Cost of sales	1,814,056	1,734,210	6,279,967	6,066,457
Operations, selling, general & administration expenses	910,427	1,116,599	3,419,661	3,457,177
Depreciation of property, plant and equipment	177,194	183,877	519,693	538,761
Interest, net	(663)	(4,324)	(4,262)	(11,515)
Change in fair value of derivative liability (Note 7)	(101,072)	(64,470)	(54,416)	(74,673)
Loss on disposal of assets	1,757	379	1,757	9,488
	2,801,699	2,966,271	10,162,400	9,985,695
Net income (loss) before taxes	(579,735)	(116,985)	(1,068,231)	691,309

Income tax expense	(194,681)	(39,173)	(259,620)	176,457

Net and comprehensive income (loss)	$(385,054)	$(77,812)	$(808,611)	$514,852

Earnings per share
Basic income (loss) per share	$(0.13)	$(0.03)	$(0.28)	$0.18
Weighted average number of shares outstanding – basic	2,871,599	2,929,965	2,885,457	2,922,232

Fully diluted income (loss) per share	$(0.13)	$(0.03)	$(0.28)	$0.16
Weighted average number of shares outstanding – diluted	3,116,460	3,216,229	3,110,008	3,213,651

The accompanying notes are an integral part of these condensed consolidated interim financial statements.
These condensed consolidated interim financial statements have not been audited or reviewed by the Company's auditors.

LEADING BRANDS, INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(UNAUDITED)
(EXPRESSED IN CANADIAN DOLLARS)

	Three months ended		Nine months ended
	November 30, 2015	November 30, 2014	November 30, 2015	November 30, 2014
Cash provided by (used in)

Operating activities
Net income (loss)	$(385,054)	$(77,812)	$(808,611)	$514,852
Items not involving cash
Depreciation of property, plant and equipment	177,194	183,877	519,693	538,761
Loss on disposal of assets	1,757	379	1,757	9,488
Stock-based compensation	-	2,125	83,880	16,235
Change in derivative liability (Note 7)	(101,072)	(64,470)	(54,416)	(74,673)
Change in deferred tax asset	(194,681)	(39,172)	(259,620)	176,457
Changes in non-cash operating working capital items
Accounts receivable, net	104,957	(59,918)	35,960	(75,746)
Inventory, net	71,455	32,298	267,318	(785,778)
Prepaid and other assets	38,279	(16,504)	3,244	(47,622)
Accounts payable	(79,531)	27,197	(276,692)	(421,578)
	(366,696)	(12,000)	(487,487)	(149,604)

Investing activities
Purchase of capital assets	(87,161)	(147,675)	(168,970)	(469,439)
Purchase of intangible assets	(53,483)	-	(198,785)	-
Proceeds on sale of capital assets	1,200	5,080	1,200	26,040
	(139,444)	(142,595)	(366,555)	(443,399)

Financing activities
Repurchase of common shares	(1,872)	-	(142,413)	(49,776)
Issue of common shares	-	-	-	76,562
Repayment of long-term debt	-	-	-	(75,027)
	(1,872)	-	(142,413)	(48,241)

Increase (decrease) in cash	(508,012)	(154,595)	(996,455)	(641,244)

Cash, beginning of period	1,214,479	1,907,135	1,702,922	2,393,784

Cash, end of period	$706,467	$1,752,540	$706,467	$1,752,540

Supplementary disclosure of cash flow information
Cash paid (received) during the period
Interest received	$663	$4,324	$1,870	$12,862
Interest paid	$-	$-	$73	$1,347

The accompanying notes are an integral part of these condensed consolidated interim financial statements.
These condensed consolidated interim financial statements have not been audited or reviewed by the Company's auditors.

LEADING BRANDS, INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(UNAUDITED)
(EXPRESSED IN CANADIAN DOLLARS)

		Three Months ended				Nine Months Ended
	November 30, 2015		November 30, 2014		November 30, 2015		November 30, 2014
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Common Stock
Beginning of period	2,871,614	$32,078,290	2,929,965	$32,730,119	2,900,542	$32,401,440	2,912,997 $	$32,713,370
Shares issued during the period	-	-	-	-	-	-	28,553	146,199
Shares cancelled during the period	(480)	(5,362)	-	-	(29,408)	(328,512)	(11,585)	(129,450)
	2,871,134 $	32,072,928	2,929,965 $	32,730,119	2,871,134 $	$32,072,928	2,929,965 $	$32,730,119
Treasury Stock
Beginning of period		$-		$-		$-		$-
Shares issued during the period		(5,362)		-		(328,512)		(129,450)
Shares cancelled during the period		5,362		-		328,512		129,450
		$-		$-		$-		$-
Additional Paid-In Capital
Beginning of period		$18,857,880		$18,385,905		$18,591,391		$18,361,758
Shares cancelled during the period		3,490		-		186,099		79,674
Stock based compensation on issued options				2,125		83,880		16,235
Exercise of stock options		-		-		-		(69,637)
		$18,861,370		$18,388,030		$18,861,370		$18,388,030
Accumulated Other Comprehensive Income
Beginning of period		$577,916		$577,916		$577,916		$577,916
Foreign exchange translation adjustment		-		-		-		-
		$577,916		$577,916		$577,916		$577,916
Accumulated Deficit
Beginning of period		$(38,920,818)		$(38,240,179)		$(38,497,261)		$(38,832,843)
Net income (loss)		(385,054)		(77,812)		(808,611)		514,852
		$(39,305,872)		$(38,317,991)		$(39,305,872)		$(38,317,991)

Total Shareholders’ Equity		$12,206,342		$13,378,074		$12,206,342		$13,378,074

The accompanying notes are an integral part of these condensed consolidated interim financial statements.
These condensed consolidated interim financial statements have not been audited or reviewed by the Company's auditor.

LEADING BRANDS, INC.
Notes to Condensed Consolidated Interim Financial Statements
For the three and nine months ended November 30, 2015
(UNAUDITED)
(EXPRESSED IN CANADIAN DOLLARS)

1. SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Leading Brands, Inc. (the “Company”) and its subsidiaries are involved in the development, production, marketing, and distribution of the Company’s branded beverage products. The Company also bottles beverages for third parties under contract.

Basis of Presentation

The accompanying unaudited consolidated interim financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) without audit or review by the company’s auditors.

These consolidated interim financial statements do not include all the disclosures required under U.S. GAAP and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended February 28, 2015.

Interim Financial Reporting

These unaudited consolidated interim financial statements follow the same accounting policies and methods of their application as the figures presented in the audited financial statements for the year ended February 28, 2015. Results of operations for interim periods are not necessarily indicative of the results to be expected in future periods or annual results. The Company’s financial results are impacted by seasonal factors with stronger sales occurring in the warmer months.

2. INVENTORY

	November 30, 2015	February 28, 2015
Finished goods	$326,137	$410,193
Raw materials	723,171	906,433
	$1,049,308	$1,316,626

3. PROPERTY, PLANT AND EQUIPMENT

	November 30, 2015
		Accumulated
	Cost	Depreciation	Net
Plant and equipment	$16,262,932	$(9,481,793)	$6,781,139
Buildings	1,950,446	(1,298,930)	651,516
Automotive equipment	286,252	(150,687)	135,565
Land	433,613	-	433,613
Land improvements	1,861	(1,356)	505
Leasehold improvements	764,562	(330,881)	433,681
Furniture and fixtures	688,314	(608,901)	79,413
Computer hardware and software	2,335,995	(2,105,861)	230,134
	$22,723,975	$(13,978,409)	$8,745,566

3. PROPERTY, PLANT AND EQUIPMENT (continued)

	February 28, 2015
		Accumulated
	Cost	Depreciation	Net
Plant and equipment	$16,309,134	$9,234,551	$7,074,583
Buildings	1,950,446	1,273,546	676,900
Automotive equipment	286,252	126,751	159,501
Land	433,613	-	433,613
Land improvements	1,861	1,324	537
Leasehold improvements	695,182	291,317	403,865
Furniture and fixtures	687,260	594,929	92,331
Computer hardware and software	2,324,461	2,066,545	257,916
	$22,688,209	$13,588,963	$9,099,246

4. PREPAID EXPENSES AND DEPOSITS

	November 30, 2015	February 28, 2015
Slotting fees	$14,708	$53,208
Insurance premiums	125,904	79,877
Rental deposits and other	145,727	156,498
	$286,339	$289,583

5. INTANGIBLE ASSETS

The intangible assets of $198,785 in the quarter ended November 30, 2015 are primarily costs in respect to development of, and securing intellectual property rights to, the company's proprietary WaterBoxTM.

6. OPERATING LINE OF CREDIT

The Company has a demand revolving operating bank loan with a credit limit of $3,500,000 subject to eligible collateral. As at November 30, 2015, $249,000 of the facility was available, due to the limit on eligible collateral available. Interest is charged on the drawn-down amounts at the bank prime rate plus 1.00% to 1.50% . The operating loan is collateralized by a charge on all assets of the Company and an assignment of all risk insurance on land, buildings, equipment, and inventory owned by the Company. The credit facility contains four financial covenants, all of which the Company was in compliance with at November 30, 2015.

7. DERIVATIVE LIABILITY

In accordance with the guidance of ASC 815-40-15, stock options granted to non-employees that are exercisable in a currency other than the functional currency of the Company are required to be accounted for as derivative liabilities because they are considered not to be indexed to the Company’s stock due to their exercise price being denominated in a currency other than the Company’s functional currency.

The non-employee options are required to be re-valued with the change in fair value of the liability recorded as a gain or loss on the change in fair value of derivative liability and included in other items in the Company’s Consolidated Statements of Income (Loss) at the end of each reporting period. The fair value of the options will continue to be classified as a liability until such a time as they are exercised, expire or there is an amendment to the respective agreements that renders these financial instruments to be no longer classified as a liability.

The change in derivative liability for non-employee options is summarized as follows:

	November 30, 2015	February 28, 2015
Derivative liability, beginning of period	$166,993	$284,195
Warrants issued during the year	-	32,570
Change in fair value of non-employee options and warrants	(101,072)	(196,428)
Derivative liability, end of period	$65,921	$120,337

An estimate for the fair value of non-employee stock options is determined through use of the Black-Scholes Model. Assumptions applied by management as at November 30, 2015 were as follows: (1) risk-free rate of 0.67%; (2) dividend yield of nil; (3) an expected volatility of 57.16%; (4) an expected life of 44 months; and (5) an exercise price of USD $2.89.

8. SHARE CAPITAL

The Company repurchased 480 shares during the quarter. As of November 30, 2015 the company had outstanding 2,871,134 common shares.

	Stock Options
	Outstanding	Weighted Average
	Options	Exercise Price - USD
Options outstanding as at February 28, 2015	856,767	$2.98
Options granted	25,000	$3.69
Options outstanding as at November 30, 2015	881,767	$3.00

9. RELATED PARTY TRANSACTIONS

		Quarter ended	Quarter ended	Nine months ended	Nine months ended
		November 30, 2015	November 30, 2014	November 30, 2015	November 30, 2014
i)	Incurred consulting fees with a company related by a director in common, Ralph McRae	$-	$21,000	$21,000	$63,000
ii)	Incurred management service fees with a company related by a director in common, Ralph McRae	-	132,000	132,000	396,000
iii)	Incurred marketing consulting services with a company related by a director in common, Ralph McRae	1,463	84,000	4,044	124,000
iv)	Incurred management service fees with a company related by an officer in common, Dave Read	37,500	37,500	112,500	112,500
v)	Incurred bottling services from a company related by a director in common, Ralph McRae	47,406	13,641	171,078	170,494
vi)	Purchased supplies from a company related by an officer in common, Dave Read	-	1,716	1,273	15,026

10. COMMITMENTS AND CONTINGENCIES

The Company is committed to certain agreements and operating leases. The minimum amounts due over the remaining terms of those agreements are as follows:

Year 1	$666,224
Year 2	546,050
Year 3	541,486
Year 4	532,015
Year 5 and thereafter	732,260
Total future minimum payments	$3,018,035

The Company is party to legal claims which have arisen in the normal course of business, none of which are expected to have a material adverse effect on the financial position or results of the Company.

11. CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to provide opportunities for growth to shareholders and to maintain financial flexibility in, or to take advantage of opportunities as they arise.

In the management of capital, the Company includes shareholder’s equity, cash, lease financing and bank financing in the definition of capital. The Company manages its capital structure and can adjust it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, or refinance its existing indebtedness.

The Company may use its operating line of credit during the year to finance cash flows related to seasonal changes in non-cash working capital items.

12. SEGMENTED INFORMATION

The Company operates in one industry segment being the production and distribution of beverages. The Company’s principal operations are comprised of an integrated manufacturing and distribution system for beverages and waters. Substantially all of the Company’s operations, assets and employees are located in Canada and net revenue from export sales during all periods reported are less than 10%.

LEADING BRANDS, INC.AT A GLANCE

Leading Brands, Inc. is North America’s only fully integrated healthy beverage company.

Shareholder Information:

Leading Brands, Inc.
NASDAQ:LBIX

Toll Free:	1-866-685-5200
Website:	www.LBIX.com

The Company’s annual report on Form 20-F, along with all other publicly reported documents, is available on SEDAR at www.sedar.com.

LEADING BRANDS, INC.
Unit 101 – 33 West 8th Avenue
Vancouver BC Canada V5Y 1M8
Tel: 604-685-5200 Fax: 604-685-5249
Toll free: 1-866-685-5200
www.LBIX.com